Exhibit 12.1

Chevron Corporation — Total Enterprise Basis
Computation of Ratio of Earnings to Fixed Charges

(Millions of dollars)

	Year Ended December 31
	2006	2005	2004	2003	2002

Income From Continuing Operations	$17,138	$14,099	$13,034	$7,382	$1,102
Income Tax Expense	14,838	11,098	7,517	5,294	2,998
Distributions (Less) Greater Than Equity in Earnings of Affiliates	(979)	(1,304)	(1,422)	(383)	510
Minority Interest	70	96	85	80	57
Previously Capitalized Interest Charged to Earnings During Period	111	93	83	76	70
Interest and Debt Expense	451	482	406	474	565
Interest Portion of Rentals*	766	688	687	507	407

Earnings Before Provision for Taxes and Fixed Charges	$32,395	$25,252	$20,390	$13,430	$5,709

Interest and Debt Expense	$451	$482	$406	$474	$565
Interest Portion of Rentals*	766	688	687	507	407
Preferred Stock Dividends of Subsidiaries	1	1	1	4	5
Capitalized Interest	157	60	44	75	67

Total Fixed Charges	$1,375	$1,231	$1,138	$1,060	$1,044

Ratio of Earnings to Fixed Charges	23.56	20.51	17.92	12.67	5.47

*	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

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